                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14(F) OF THE
               SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

                                (AMENDMENT NO. 1)


                             COMSHARE, INCORPORATED
                            (Name of Subject Company)


                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    205912108
                      (CUSIP Number of Class of Securities)

                               Brian J. Jarzynski
          Senior Vice President, Chief Financial Officer and Treasurer
                             Comshare, Incorporated
                              555 Briarwood Circle
                            Ann Arbor, Michigan 48108
                                 (734) 994-4800

    (Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 with copies to:

                             Thomas S. Vaughn, Esq.
                               Dykema Gossett PLLC
                             400 Renaissance Center
                             Detroit, Michigan 48243
                                 (313) 568-6800

         This Amendment No. 1 to Schedule 14F-1 amends and supplements the Information Statement on Schedule 14F-1 initially filed with the Securities and Exchange Commission on July 18, 2003, by Comshare, Incorporated (the "Company"), a Michigan corporation, relating to the tender offer made by Conductor Acquisition Corp., (the "Purchaser") a Michigan corporation and an indirect wholly owned subsidiary of Geac Computer Corporation Limited, a corporation governed by the Canada Business Corporations Act, ("Geac"), as set forth in a Tender Offer Statement filed by Purchaser on Schedule TO, dated July 1, 2003, for all of the outstanding common stock of Comshare, including the Series A Preferred Stock purchase rights associated thereto, at a price of $4.60 net per share, upon the terms and subject to the conditions set forth in the Schedule TO.

         Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Company's Schedule 14D-9 filed with the Securities and Exchange Commission on July 1, 2003, or the Offer to Purchase. The Schedule 14F-1 is hereby amended and supplemented as follows:

ANNEX B.  INFORMATION STATEMENT.

         (1) The third and fourth sentences of the of the fifth paragraph are deleted in their entirety.

         (2) The penultimate sentence of the third paragraph under "Board of Directors and Committees -- Board Committees and Meetings" is replaced in its entirety with the following:

         "The members of the Nominating Committee are Messrs. MacKinnon and Stafford, and Dr. Rockart. Mr. Crandall resigned from the Nominating Committee on February 14, 2003 and was replaced by Mr. MacKinnon."

         (3) The beneficial ownership table is revised to add the following beneficial owners and footnote (5), and to add a reference to footnote (5) next to "Codec Systems Limited," under "Stock Ownership of Certain Beneficial Owners and Management -- Principal Shareholders":

         "1,678,566 (5)         Geac Computer Corporation Limited         15.36%
                                11 Allstate Parkway, Suite 300
                                Markham, Ontario  L3R 9T8

         1,678,566 (5)          Conductor Acquisition Corp.               15.36%
                                11 Allstate Parkway, Suite 300
                                Markham, Ontario  L3R 9T8

              (5) Geac and Purchaser, and each of Codec, Anthony Stafford and Dennis G. Ganster entered into a Tender and Voting Agreement, dated June 22, 2003. As a result, Geac and Purchaser may be deemed to have shared voting power and/or shared dispositive power over, and therefore may beneficially own, 1,678,566 shares of Common Stock owned by Codec and Mr. Ganster. Shares beneficially owned by Geac and Purchaser do not include 5,000 shares owned by Mr. Ganster's spouse, who is not a party to a Tender and Voting Agreement. For a summary of the Tender and Voting Agreements, see, "Item 3. Past Contacts, Transactions, Negotiations and Agreements -- Tender and Voting Agreements" -- in the Schedule 14D-9, to which this Information Statement forms Annex B, which is incorporated in this Information Statement by reference."

          (4) The following is added at the end of footnote (3) under "Stock Ownership of Certain Beneficial Owners and Management -- Principal Shareholders":

         "Mr. Stafford may be deemed to have shared voting power and/or shared dispositive power over, and therefore, Mr. Stafford may beneficially own, the 1,441,882 shares of Common Stock owned by Codec."

         (5) The following is added at the end of footnote (4) under "Stock Ownership of Certain Beneficial Owners and Management -- Stock Ownership of Management":

          "Geac, Purchaser and Mr. Ganster entered into a Tender and Voting Agreement, dated June 22, 2003. As a result, Geac and Purchaser may be deemed to have shared voting power and/or shared dispositive power over, and therefore may beneficially own, 236,684 shares of Common Stock owned by Mr. Ganster. Shares beneficially owned by Geac and Purchaser do not include 5,000 shares owned by Mr. Ganster's spouse, who is not a party to a Tender and Voting Agreement. For a summary of the Tender and Voting Agreements, see "Item 3. Past Contacts, Transactions, Negotiations and Agreements -- Tender and Voting Agreements" -- in the Schedule 14D-9, to which this Information Statement forms Annex B, which is incorporated in this Information Statement by Reference."

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     COMSHARE, INCORPORATED


                                     By: /s/ Brian J. Jarzynski
                                        ---------------------------
                                          Brian J. Jarzynski
                                          Senior Vice President, Chief Financial
                                          Officer and Treasurer

Dated:  July 18, 2003